UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No.1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PERFECT CORP.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Ordinary Shares, Par Value $0.10 Per Share
(Title of Class of Securities)
G7006A109
(CUSIP Number of Class of Securities)
Iris Chen
14F, No. 98 Minquan Road Xindian District
New Taipei City 231 Taiwan
Telephone: +886-2-8667-1265
(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
Ching-Yang Lin, Esq.
Sullivan & Cromwell (Hong Kong) LLP
20th Floor, Alexandra House
18 Chater Road, Central
Hong Kong
+852-2826-8688
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2023 (together with any amendments and supplements thereto, the “Schedule TO”) by Perfect Corp., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), to purchase up to 16,129,032 Class A Ordinary Shares, par value $0.10 per share, of the Company that are issued and outstanding at a price of $3.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 27, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) filed as Exhibit (a)(1)(B) to the Schedule TO.
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Item 2.   Subject Company Information.
The information set forth in Item 2(c) is hereby amended and supplemented by the following:
The table showing the high and low sales prices per share in Section 7 (“Price Range of the Shares; Dividends”) of the Offer to Purchase on page 22 is hereby deleted in its entirety and replaced with the following:
	Fiscal Year Ending December 31, 2023
	High	Low
First Quarter	$8.38	$5.31
Second Quarter	6.75	4.00
Third Quarter	5.05	2.60
Fourth Quarter (till November 24, 2023)	3.30	2.20
	Fiscal Year Ending December 31, 2022
	High	Low
First Quarter(1)	9.87	9.69
Second Quarter(1)	10.30	9.82
Third Quarter(1)	10.40	9.84
Fourth Quarter(1)	21.03	4.90
	Fiscal Year Ending December 31, 2021
	High	Low
Fourth Quarter (from November 25, 2021)(1)	9.85	9.69

(1)
We commenced trading our Class A Ordinary Shares on the NYSE under the symbol “PERF” on October 31, 2022, upon the consummation of the previously announced business combination with Provident on October 28, 2022. See Section 9. The high and low sales price per share before October 31, 2022 set forth herein are based on the price of Provident’s Class A ordinary shares under the symbol “PAQC” as reported by the Nasdaq.

Item 4.   Terms of the Transaction.
The information set forth in Item 4 is hereby amended and supplemented by the following:

(1)
The section captioned “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.” in Section 3 (“Procedures for Tendering Shares”) of the Offer to Purchase on page 18 is hereby deleted in its entirety and replaced with the following:

“Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. The Company will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of shares, and its determination will be final and binding on all parties, subject to any Offer participant’s disputing such determination in a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for purchase of or payment for which the Company determines may be unlawful. The Company also reserves the right to waive any defect or irregularity in any tender with respect to any particular share or any particular shareholder, and the Company’s interpretation of the terms of the Offer will be final and binding on all parties, subject to any Offer participant’s disputing such determination in a court of competent jurisdiction. No tender of shares will be deemed to have been properly made until the shareholder cures, or the Company waives, all defects or irregularities. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.”

(2)
The second and third paragraphs in Section 6 (“Conditions of the Offer”) of the Offer to Purchase on page 22 are hereby deleted in its entirety and replaced with the following:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, in our reasonable discretion prior to the Expiration Time. As of the date of this Offer to Purchase, we are not aware that any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion, as well as that any of the conditions in this Section 6 exist or are reasonably likely to exist on or before the Expiration Time of the Offer. To the extent that we become aware that any of the conditions set forth above exist or are incapable of being satisfied, the Company will promptly advise the shareholders of such condition in the form of an amendment to the tender offer and promptly advise whether the Company elects to waive such condition and, if necessary, extend the Expiration Time of the Offer.
Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.”

Item 12.   Exhibits
(a)(1)(A)†	Offer to Purchase, dated November 27, 2023.
(a)(1)(B)†	Letter of Transmittal.
(a)(1)(C)†	Notice of Guaranteed Delivery.
(a)(1)(D)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2023.
(a)(1)(E)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2023.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)†	Press Release, dated November 27, 2023.
(b)	Not Applicable.
(d)(1)
Agreement and Plan of Merger, dated as of March 3, 2022, by and among Provident Acquisition Corp., Perfect Corp., Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.1 to the Form F-4 filed on September 29, 2022).

(d)(2)
First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, by and among Provident, Perfect, Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.3 to the Form F-4 filed on September 29, 2022).

(d)(3)	Sixth Amended and Restated Memorandum and Articles of Association of Perfect Corp. dated October 25, 2022 (incorporated by reference to Exhibit 3.1 to the Form F-1 filed on December 12, 2022).
(d)(4)
Warrant Agreement, dated as of January 7, 2021, by and between Provident Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form F-4 filed on September 29, 2022).

(d)(5)
Form of Assignment, Assumption and Amendment Agreement, by and among Provident Acquisition Corp., Perfect Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to the Form F-4 filed on September 29, 2022).

(d)(6)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Form F-4 filed on September 29, 2022).
(d)(7)
Sponsor Letter Agreement, dated as of March 3, 2022, by and among Perfect Corp., Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.2 to the Form F-4 filed on September 29, 2022).

(d)(8)
Sponsor Warrants Purchase Agreement, dated as of January 7, 2021, between Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.4 to the Form F-4 filed on September 29, 2022).

(d)(9)
Forward Purchase Agreement, dated as of December 14, 2020, by and among Provident Acquisition Corp., Provident Acquisition Holdings Ltd. and WF Asian Reconnaissance Fund Limited (incorporated by reference to Exhibit 10.5 to the Form F-4 filed on September 29, 2022).

(d)(10)
Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and PT Nugraha Eka Kencana (incorporated by reference to Exhibit 10.6 to the Form F-4 filed on September 29, 2022).

(d)(11)
Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and Aventis Star Investments Limited (incorporated by reference to Exhibit 10.7 to the Form F-4 filed on September 29, 2022).

(d)(12)	Form of Perfect Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 10.9 to the Form F-4 filed on September 29, 2022).

(d)(13)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on September 29, 2022).
(d)(14)
Director Indemnification Agreement, dated as of February 25, 2022, by and among Perfect Corp., Jianmei Lyu and Taobao China Holding Limited (incorporated by reference to Exhibit 10.11 to the Form F-4 filed on September 29, 2022).

(d)(15)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-4 filed on September 29, 2022).
(d)(16)	Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-4 filed on September 29, 2022).
(d)(17)	Amendment to Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-1 filed on December 12, 2022).
(d)(18)
Office Lease Agreement, dated as of March 10, 2021, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.17 to the Form F-4 filed on September 29, 2022).

(d)(19)	First Amendment to Sponsor Letter Agreement dated September 16, 2022, between Provident and Perfect Corp. (incorporated by reference to Exhibit 10.23 to the Form F-4 filed on September 29, 2022).
(d)(20)
Office Lease Agreement, dated as of March 10, 2023, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.16 to the Form F-3 filed on October 3, 2023).

(d)(21)†	2023 Director Equity Incentive Plan.
(g)	Not Applicable.
(h)	Not Applicable.
107†	Filing Fee Table.

†
Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 19, 2023
Perfect Corp.

By:
/s/ Alice H. Chang

Name:   Alice H. Chang
Title:     Chief Executive Officer